FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of March, 2004

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                          Form 20-F X Form 40-F _____

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                     Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                                 Yes ____No X

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC



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This Form 6-K consists of:

         An announcement on notice of 2003 annual general meeting, made on March 25, 2004, in English by Huaneng Power International Inc.



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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                            -------------------------------

                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     March 25, 2004


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                                                                Exhibit 99.1


                              [GRAPHIC OMITTED]

To:      Business Editor
[For Immediate Release]


                      HUANGENG POWER INTERNATIONAL, INC.
                     Notice of 2003 Annual General Meeting

(Beijing, China, March 25, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] will hold its 2003 Annual General Meeting at 9:00 a.m. on Tuesday, May 11, 2004 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China for considering and passing the following resolutions:

Ordinary resolutions:
1. To consider and approve the working report from the Board of Directors of the Company for year 2003;

2. To consider and approve the working report from the Supervisory Committee of the Company for year 2003;

3. To consider and approve the audited financial statements of the Company for year 2003;

4. To consider and approve the proposal regarding the re-appointment of PricewaterhousCoopers Zhong Tian CPAs Co. Ltd as the PRC auditors of the Company and PricewaterhousCoopers as the Company's international auditors for 2004 with a total remuneration of US$1.58 million;

5. To consider and approve the proposal regarding the adjustment of the remuneration of independent directors.

Special resolutions:
6. To consider and approve the profit distribution plan of the Company for year 2003;

7. To consider and approve the proposal regarding issue of new shares by conversion of the additional paid-in capital and the surplus reserve fund;

8. To consider and approve the proposed amendments to the Articles of Association.

The Company develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 15,736MW on an equity basis. The Company wholly owns 14 power plants, and has controlling interests in five power plants and minority interests in three power companies. Today, the Company is one of the larges independent power producers in China.

                                    - end -

Ms. Meng Jing / Ms. Zhao Lin                  Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.             Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                  Tel: (852) 2520 2201
Fax: (8610) 6649 1860                         Fax: (852) 2520 2241
Email:  ir@hpi.com.cn